[LOGO OF CELANESE]

Investor Information

                                Celanese AG           Frankfurter Str. 111
                                Investor Relations    D-61476 Kronberg

                                                      Todd Elliott
                                                        Phone: +49 69 305 83199
                                                        Fax: +49 69 305 83195
                                                        T.Elliott@Celanese.com

                                                      Andrea Stine
                                                        Phone: +1 908 522 7784
                                                        Fax: +1 908 522 7583
                                                        A.Stine@Celanese.com

                                                      Oliver Stratmann
                                                        Phone: +49 69 305 4139
                                                        Fax: +49 69 305 83195
                                                        O.Stratmann@Celanese.com

October 30, 2003 - Report on the third quarter 2003

Mixed factors influence third quarter results

..    Operating results benefit from higher volumes

..    Higher raw material costs pressure margins despite higher pricing

..    Net loss per share of Euro 0.63 due to special charges and stock appreciation rights expense

..    Net debt declines on cash inflow from insurance recoveries

Dear Shareholder,

     In the third quarter of 2003, Celanese achieved volume increases in most of its business segments and higher pricing in its Acetyl Products and Chemical Intermediates segments compared to the same period of the prior year amid a continuingly difficult economic climate, characterized by higher raw material costs and sluggish demand in most regions.

     In addition to these factors, operating results were burdened by Euro 72 million of special charges and Euro 33 million of expense for stock appreciation rights. As a result, we recorded an operating loss of Euro 60 million compared to an operating profit of Euro 69 million and a net loss per share of Euro 0.63 compared to net earnings per share of Euro 0.77 in the same quarter last year.

     Special charges of Euro 74 million were recorded relating to a recent European Commission decision to fine Hoechst AG Euro 99 million for antitrust matters in the sorbates industry that occurred prior to the demerger. Under the terms of our demerger, Celanese bears the full expense

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Date: October 30, 2003

                                                              [LOGO OF CELANESE]

although Hoechst reimburses Celanese for 80% of expenditures related to these actions, which is recorded as a capital contribution.

     Net sales in the quarter increased by 3% to Euro 1.07 billion as higher volumes and pricing as well as the addition of the emulsions business acquired last year outweighed unfavorable currency movements. Pricing and volumes rose in the Acetyl Products and Chemical Intermediates segments. Volumes also improved in Acetate Products and Technical Polymers Ticona.

     Earnings (loss) from continuing operations before tax and minority interests were a loss of Euro 46 million in the third quarter of 2003 as special charges, increased stock appreciation rights expense and higher raw material costs were partially offset by dividends related to our methanol investment in Saudi Arabia and equity earnings mainly from our Asian affiliates.

     Trade working capital increased 13% to Euro 697 million from year-end 2002, reflecting lower overall payables and higher inventory in the Acetate Products' segment due to advance purchases of wood pulp, a key raw material, prior to the shutdown of a major supplier. Net debt declined by 10% to Euro 446 million due to receipt of payments related to insurance recoveries in the plumbing cases and currency effects.

     We continue to optimize and develop our businesses:

          . In September, Celanese reached an agreement to sell its acrylates business to The Dow Chemical Company. The agreement will put Celanese and the acrylates business in a better position to generate value. The transaction is subject to closing conditions, including regulatory approvals. Upon closing, Celanese expects a small gain and a cash inflow.

          . On October 1, our European oxo chemicals joint venture with Degussa AG, European Oxo GmbH, became operational. The combined net sales of this 50/50 joint venture would have been approximately Euro 450 million in 2002. Under the multi-year agreement, Degussa has the option to sell its share in European Oxo GmbH to Celanese at fair value starting in January 2008. Celanese has the option to purchase Degussa's share in the business at fair value beginning in January 2009.

          We also announced key management changes:

          . The Celanese AG Supervisory Board appointed David N. Weidman, a member of the Board of Management of Celanese AG and Chief Operating Officer, also to serve as Vice Chairman of the company's Board of Management.

          . The Supervisory Board also appointed Lyndon Cole, President of Ticona, to the Celanese AG Board of Management. Cole will retain his responsibility as President of Ticona and continue to lead the Celanese Growth Excellence Council.

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Date: October 30, 2003

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Basis of Presentation

    Effective January 1, 2003, Celanese adopted Statement of Financial Accounting Standards ("SFAS") No.143, "Accounting for Asset Retirement Obligations". The statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and normal operation of long-lived assets. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The asset retirement obligation is capitalized as part of the carrying amount of the long-lived asset. The liability is accreted at the end of each period through charges to operating expense. In the first quarter of 2003, Celanese recognized a transition amount for existing asset retirement obligations, associated capitalizable costs and accumulated depreciation to cumulative effect of change in accounting principle, net of tax, of Euro 1 million.

    Effective January 1, 2002, Celanese adopted SFAS No.142, "Goodwill and Other Intangible Assets", and ceased amortizing goodwill and intangible assets without finite lives. Additionally, the transition provisions of the standard require that all negative goodwill on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle on the consolidated statement of operations. As a result, income of Euro 10 million was recorded in the first quarter of 2002.

    Results Unaudited: The results presented in this release, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Additionally, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

    Results Restated: The results for all periods have been restated to reflect the reclassification as discontinued operations of Trespaphan (formerly in the Performance Products segment) and the U.S. amines business (formerly in the Chemical Intermediates segment), which were divested in the fourth quarter of 2002. The results of these businesses and other divested businesses are reflected in the consolidated balance sheets, statements of operations and statements of cash flows as discontinued operations.

    Reconciliation of Non-GAAP Measures: Celanese discloses trade working capital and net debt, which are non-GAAP financial measures. Trade working capital is a measure representing cash employed in trade receivables, inventory and trade payables directly associated with operations. Net debt is a measure of borrowings net of cash and cash equivalents. Trade working capital and net debt are defined using the appropriate GAAP figures, as presented under Financial Highlights. The most directly comparable financial measures presented in accordance with GAAP in our financial statements for trade working capital and net debt are the working capital components and total debt, respectively.

Update on sorbates matters

    The European Commission announced a decision on October 1, 2003 regarding antitrust matters in the sorbates industry. The commission concluded that Hoechst AG and other producers operated a cartel between 1979 and 1996. Hoechst was fined Euro 99 million related to this matter.

    In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 1999, Celanese, then successor to Hoechst's sorbates business, was assigned the obligation related to this matter. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations.

    Expenses related to this matter are recorded gross of any such recoveries from Hoechst while the recoveries from Hoechst, which represents 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital. Considering this accounting treatment and a previously recorded reserve of Euro 25 million, Celanese recorded in the third quarter of 2003 special charges of Euro 74 million and the related contribution of capital. Celanese and Hoechst are currently examining the Commission's decision and Hoechst is expected to appeal the ruling.

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Date: October 30, 2003

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Financial Highlights(1)

Statement of Operations Data:                                                           Chg.
in Euro millions                                               Q3 2003     Q3 2002      in %     9M 2003     9M 2002
--------------------------------------------------------------------------------------------------------------------
Net sales                                                        1,073       1,038         3       3,262       3,256
Special charges                                                    (72)         (2)     >100           7          (5)
Operating profit (loss)                                            (60)         69      n.m.         108         118
Earnings (loss) from continuing operations before tax
 and minority interests                                            (46)         61      n.m.         179         126
Earnings (loss) from continuing operations                         (31)         41      n.m.         120          89
Net earnings (loss)                                                (31)         39      n.m.         116          97

Diluted earnings (loss) per share (EPS in Euro)(2):

   Earnings (loss) from continuing operations                    (0.63)       0.81      n.m.        2.42        1.77
   Net earnings (loss)                                           (0.63)       0.77      n.m.        2.34        1.93
Diluted average shares outstanding (thousands)                  49,321      50,343        -2      49,488      50,339
----------------------------------------------------------------------------------              --------------------

Balance Sheet Data:                                             Sep 30      Dec 31
in Euro millions                                                  2003        2002
----------------------------------------------------------------------------------
Trade receivables, net - third party and affiliates                663         668        -1
Plus: Inventories                                                  507         523        -3
Less: Trade payables - third party and affiliates                  473         573       -17
----------------------------------------------------------------------------------
Trade working capital                                              697         618        13

Short-term borrowings and current installments of
 long-term debt                                                    131         195       -33
Plus: Long-term debt                                               351         420       -16
----------------------------------------------------------------------------------
Total debt                                                         482         615       -22
Less: Cash and cash equivalents                                     36         118       -69
----------------------------------------------------------------------------------
Net debt                                                           446         497       -10

Total assets                                                     5,634       6,127        -8
Shareholders' equity                                             2,077       2,005         4
============================================================================================

Other Data:                                                                            Chg.
in Euro millions                                              Q3 2003     Q3 2002      in %     9M 2003     9M 2002
--------------------------------------------------------------------------------------------------------------------
Operating margin(3)                                               n.m.       6.6%                    3.3%        3.6%
Depreciation and amortization expense                               65        69          -6         205         218
Capital expenditures                                                45        38          18         122         144
Number of employees on a continuing basis
 (end of period) in thousands                                     10.0      10.2          -2        10.0        10.2
====================================================================================================================

(1)  Refer to "Basis of Presentation"

(2) Per-share data are based on diluted average shares outstanding in each period

(3) Defined as operating profit as a % of net sales n.m. = not meaningful

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Date: October 30, 2003

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Consolidated Statements of Operations

                                                                                       Chg.
in Euro millions                                              Q3 2003     Q3 2002      in %     9M 2003     9M 2002
--------------------------------------------------------------------------------------------------------------------
Net sales                                                        1,073       1,038         3       3,262       3,256
   Cost of sales                                                  (909)       (851)        7      (2,750)     (2,741)
----------------------------------------------------------------------------------              --------------------
Gross profit                                                       164         187       -12         512         515

   Selling, general and administrative expense                    (134)       (101)       33        (351)       (353)
   Research and development expense                                (21)        (17)       24         (61)        (55)
   Special charges                                                 (72)         (2)     >100           7          (5)
   Foreign exchange gain (loss)                                     (1)          0      n.m.          (3)          4
   Gain on disposition of assets                                     4           2       100           4          12
----------------------------------------------------------------------------------              --------------------
Operating profit (loss)                                            (60)         69      n.m.         108         118

   Equity in net earnings of affiliates                              9           4      >100          26          15
   Interest expense                                                (11)        (13)      -15         (32)        (44)
   Interest and other income, net                                   16           1      >100          77          37
----------------------------------------------------------------------------------              --------------------
Earnings (loss) from continuing operations
 before tax and minority interests                                 (46)         61      n.m.         179         126

   Income tax benefit (provision)                                   15         (20)     n.m.         (59)        (37)
----------------------------------------------------------------------------------              --------------------
Earnings (loss) from continuing operations
 before minority interests                                         (31)         41      n.m.         120          89

   Minority interests                                               0            0         0           0           0
----------------------------------------------------------------------------------              --------------------
Earnings (loss) from continuing operations                         (31)         41      n.m.         120          89

   Earnings (loss) from discontinued operations
     before tax                                                      0          (2)     n.m.          (3)          3
   Related income tax benefit (provision)                            0           0         0           0          (5)
----------------------------------------------------------------------------------              --------------------
   Loss from discontinued operations                                 0          (2)     -100          (3)         (2)
   Cumulative effect of changes in acct. principles(1)               0           0         0          (1)         10
----------------------------------------------------------------------------------              --------------------
Net earnings (loss)                                                (31)         39      n.m.         116          97
====================================================================================================================

Earnings (loss) per Share (EPS)(2)

                                                                                       Chg.
in Euro millions                                              Q3 2003     Q3 2002      in %     9M 2003     9M 2002
--------------------------------------------------------------------------------------------------------------------
Basic EPS:
Earnings (loss) from continuing operations                       (0.63)       0.81      n.m.        2.42        1.77
   Discontinued operations                                        0.00       (0.04)                (0.06)      (0.04)
   Cum. effect of changes in accounting principles(1)             0.00        0.00                 (0.02)       0.20
----------------------------------------------------------------------------------              --------------------
Net earnings (loss)                                              (0.63)       0.77      n.m.        2.34        1.93
Basic average shares outstanding (thousands)                    49,321      50,343        -2      49,488      50,339

Diluted EPS:

Earnings (loss) from continuing operations                       (0.63)       0.81      n.m.        2.42        1.77
   Discontinued operations                                        0.00       (0.04)                (0.06)      (0.04)
   Cum. effect of changes in accounting principles(1)             0.00        0.00                 (0.02)       0.20
----------------------------------------------------------------------------------              --------------------
Net earnings (loss)                                              (0.63)       0.77      n.m.        2.34        1.93
Diluted average shares outstanding (thousands)                  49,321      50,343        -2      49,488      50,339
====================================================================================================================

(1)  Refer to "Basis of Presentation"

(2) Per-share data are based on weighted average shares outstanding in each period

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Date: October 30, 2003

                                                              [LOGO OF CELANESE]

     In the third quarter of 2003, net sales increased 3% compared to the same period in 2002 while segment sales increased 4%. This increase mainly reflected higher volumes (+4%) and higher selling prices (+3%) as well as a change in the composition of the Acetyl Products segment due to the inclusion of the emulsions business (+7%). These factors were partly offset by unfavorable currency movements (-10%). Gross profit decreased by 12% to Euro 164 million primarily as higher raw material and energy costs exceeded the increased selling prices in the Acetyl Products and Chemical Intermediates segments.

     Selling, general and administrative expense increased by Euro 33 million compared to the same period last year. This increase was mostly the result of an increase in expense for stock appreciation rights of Euro 46 million as well as the inclusion of the emulsions business. These factors were partly offset by the effects of lower spending and a weaker U.S. dollar.

     Research and development expenses increased by Euro 4 million compared to the same period last year mainly due to the inclusion of the emulsions business.

     Special charges of Euro 72 million in the quarter primarily reflect a Euro 74 million charge relating to a decision by the European Commission for antitrust matters in the sorbates industry, partly offset by insurance recoveries related to the plumbing cases.

     The operating loss in the third quarter of 2003 was Euro 60 million compared to an operating profit of Euro 69 million in the third quarter of 2002. This result is primarily due to the increase in selling, general and administrative expenses resulting from increased stock appreciation rights expense and the special charges noted above. The change in accruals for stock appreciation rights in the quarter resulted in Euro 33 million of expense compared to Euro 19 million of income in the same quarter last year.

     Equity in net earnings of affiliates increased by Euro 5 million to Euro 9 million primarily due to increased earnings from Polyplastics, an investment in Asia held by Ticona.

     Interest expense of Euro 11 million was Euro 2 million lower than the comparable period last year primarily due to currency movements and lower interest rates.

     Interest and other income, net increased to Euro 16 million from Euro 1 million. Interest and other income, net in the third quarter of 2002 included expenses associated with a decrease in the fair value of an interest rate swap and the write down of marketable securities. Dividends from cost investments increased to Euro 11 million from Euro 7 million.

     Income tax benefit for the quarter was Euro 15 million based on an annual effective tax rate of 33%.

     The net loss in the third quarter was Euro 31 million, or Euro 0.63 per share, compared to net earnings of Euro 39 million, or Euro 0.77 per share, in the third quarter of 2002.

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Date: October 30, 2003

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Consolidated Balance Sheets

                                                                      Sep 30      Dec 31
in Euro millions                                                        2003        2002
----------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                              36         118
   Receivables, net:
     Trade receivables, net - third party and affiliates                 663         668
     Other receivables                                                   466         443
   Inventories                                                           507         523
   Deferred income taxes                                                  52          80
   Other assets                                                           24          44
   Assets of discontinued operations                                       0           3
----------------------------------------------------------------------------------------
Total current assets                                                   1,748       1,879

   Investments                                                           443         454
   Property, plant and equipment, net                                  1,457       1,621
   Deferred income taxes                                                 553         598
   Other assets                                                          504         541
   Intangible assets, net                                                929       1,034
----------------------------------------------------------------------------------------
Total assets                                                           5,634       6,127
----------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings and current
    installments of long-term debt                                       131         195
   Accounts payable and accrued liabilities:
     Trade payables - third party and affiliates                         473         573
     Other current liabilities                                           718         659
   Deferred income taxes                                                   8          10
   Income taxes payable                                                  312         402
   Liabilities of discontinued operations                                  0           4
----------------------------------------------------------------------------------------
Total current liabilities                                              1,642       1,843

   Long-term debt                                                        351         420
   Deferred income taxes                                                  60          52
   Benefit obligations                                                 1,039       1,212
   Other liabilities                                                     452         583
   Minority interests                                                     13          12
   Shareholders' equity:
     Common stock                                                        140         140
     Additional paid-in capital                                        2,539       2,496
     Retained deficit                                                    (32)       (126)
     Accumulated other comprehensive loss                               (452)       (401)
     Treasury stock at cost                                             (118)       (104)
----------------------------------------------------------------------------------------
   Shareholders' equity                                                2,077       2,005
----------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                             5,634       6,127
========================================================================================

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                                                              [LOGO OF CELANESE]

     The majority of Celanese's assets and liabilities are denominated in currencies other than the euro, principally the U.S. dollar. Balance sheet positions were reduced by foreign exchange translation, as the U.S. dollar weakened against the euro by 10% in the first nine months of 2003.

     Trade working capital increased 13% to Euro 697 million as of September
30, 2003 compared to Euro 618 million as of December 31, 2002. This increase resulted primarily from a decline in trade payables due to currency effects and higher payments this year relating to capital expenditures incurred in the prior year in Chemical Intermediates. In addition, lower payables in the Acetate Products' segment reflected payments made in the third quarter for advance purchases of wood pulp prior to the shutdown of a major supplier. Inventory decreased primarily due to currency effects, which were partly offset by increased inventory levels in the Acetate Products' segment caused by the advance purchases of wood pulp mentioned above. Trade receivables remained relatively flat as decreases related to currency exchange were offset by the effect of stronger sales across most business segments during the third quarter of 2003 compared to the fourth quarter of 2002.

     The increase in other receivables as of September 30, 2003 primarily reflects increases for the receivables relating to the sorbates indemnification from Hoechst and insurance recoveries associated with an arbitration award and settlement relating to the plumbing cases. Currency translation effects partially offset these increases.

     Investments decreased during the nine months of 2003 primarily due to currency translation effects and the receipt of dividends from affiliates, partially offset by earnings from equity investments. Property, plant and equipment, net decreased by Euro 164 million as currency effects and depreciation exceeded capital expenditures. In addition, the completion of the accounting for the emulsions acquisition resulted in an increase of approximately Euro 26 million in property, plant and equipment, net while intangible assets, net decreased by a comparable amount.

     During the first nine months of 2003, total debt decreased by Euro 133 million primarily due to the repayment of long-term borrowings and foreign exchange fluctuations. Benefit obligations decreased by Euro 173 million largely due to currency movements and contributions to the U.S. qualified pension plan of Euro 88 million, partially offset by current period pension charges. Other current liabilities increased mainly due to additional accruals recorded as a result of the sorbates matters and the stock appreciation rights plan, partially offset by currency effects and restructuring payments. Other liabilities decreased as the result of the reclassification of approximately Euro 47 million to other current liabilities in anticipation of an early payment of an obligation under a separate agreement with The Dow Chemical Company, which would be accelerated upon the close of the sale of the acrylates business. As of September 30, 2003, the total liability associated with this matter was Euro 80 million, including interest. Other liabilities also decreased due to currency effects.

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Date: October 30, 2003

                                                              [LOGO OF CELANESE]

As of September 30, 2003, Celanese had 3.6 million stock appreciation rights outstanding. There were 1.7 million stock appreciation rights exercised during the first nine months of 2003. The stock appreciation rights exercised will result in total payments of Euro 15 million, of which Euro 11 million was paid in the first nine months of 2003.

     There were 49,321,468 and 50,058,476 shares outstanding as of September 30, 2003 and December 31, 2002, respectively. During the first nine months of 2003, Celanese acquired 749,848 shares for approximately Euro 14 million; these shares are now held as treasury stock. Considering cancellation and repurchase, Celanese holds 5,468,901 shares or approximately 10% of total issued shares in treasury. As of September 30, 2003, Celanese had 1,164,600 stock options outstanding. Expense associated with stock options was approximately Euro 4 million for the nine months of 2003.

     During the first nine months of 2003, Celanese recorded a contribution of capital, net of tax, of Euro 39 million related to the recoveries from Hoechst for the antitrust matters in the sorbates industry.

     In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities" FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements" to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or if the equity investment is not sufficient to permit the entity to finance its activities without additional financial support from other parties. In October 2003, the FASB issued a Staff Position that delayed the consolidation provisions of FIN 46 for variable interest entities created prior to February 1, 2003 until the reporting period ended after December 15, 2003. Celanese is still assessing the impact of implementing FIN No. 46 on our financial position, results of operations and cash flows.

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Date: October 30, 2003

                                                              [LOGO OF CELANESE]

Consolidated Statements of Shareholders' Equity

                                                                                              Accum-
                                                                                              ulated
                                                                                              Other
                                                                      Addi-                  Compre-                  Total
                                                                     tional     Retained     hensive                  Share-
                                                          Common    Paid-in-    Earnings      Income     Treasury    holders'
in Euro millions                                          Stock      Capital    (Deficit)     (Loss)       Stock      Equity
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                                 143       2,508         (313)         (5)       (123)      2,210

Comprehensive income (loss), net of tax:
   Net earnings                                                                        97                                  97
   Other comprehensive income (loss):
     Unrealized gain on securities                                                                  1                       1
     Foreign currency translation                                                                (131)                   (131)
     Unrealized loss on derivative contracts                                                       (7)                     (7)
                                                                                             --------                --------
     Other comprehensive loss                                                                    (137)                   (137)
                                                                                                                     --------
Comprehensive loss                                                                                                        (40)
Amortization of deferred compensation                                      1                                                1
Settlement of demerger liability                                           7                                                7
-----------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2002                                143       2,516         (216)       (142)       (123)      2,178
=============================================================================================================================

Comprehensive income (loss), net of tax:
   Net earnings                                                                        90                                  90
   Other comprehensive income (loss):
     Unrealized gain on securities                                                                  1                       1
     Foreign currency translation                                                                 (42)                    (42)
     Additional minimum pension liability                                                        (220)                   (220)
     Unrealized gain on derivative contracts                                                        2                       2
                                                                                             --------                --------
     Other comprehensive loss                                                                    (259)                   (259)
                                                                                                                     --------
Comprehensive loss                                                                                                       (169)
Amortization of deferred compensation                                      2                                                2
Retirement of treasury stock                                  (3)        (22)                                  25           -
Purchase of treasury stock                                                                                     (6)         (6)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                                 140       2,496         (126)       (401)       (104)      2,005
=============================================================================================================================

Comprehensive income (loss), net of tax:
   Net earnings                                                                       116                                 116
   Other comprehensive income (loss):
     Unrealized gain on securities                                                                  1                       1
     Foreign currency translation                                                                 (51)                    (51)
     Additional minimum pension liability                                                          (3)                     (3)
     Unrealized gain on derivative contracts                                                        2                       2
                                                                                             --------                --------
     Other comprehensive loss                                                                     (51)                    (51)
                                                                                                                     --------
Comprehensive income                                                                                                       65
Dividends                                                                             (22)                                (22)
Amortization of deferred compensation                                      4                                                4
Settlement of demerger liability                                          39                                               39
Purchase of treasury stock                                                                                    (14)        (14)
-----------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2003                                140       2,539          (32)       (452)       (118)      2,077
=============================================================================================================================

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Date: October 30, 2003

                                                              [LOGO OF CELANESE]

Consolidated Statements of Cash Flows

in Euro millions                                                            9M 2003     9M 2002
-----------------------------------------------------------------------------------------------
Operating activities of continuing operations:
   Net earnings                                                                 116          97
   Loss from operation of discontinued operations, net                            0           2
   Loss on disposal of discontinued operations, net of tax                        3           0
   Cumulative effect of changes in accounting principles                          1         (10)
Adjustments to reconcile net earnings to net cash provided by operating activities:
   Special charges, net of amounts used                                          41         (39)
   Depreciation and amortization                                                205         218
   Change in equity of affiliates                                                (6)         54
   Deferred income taxes                                                         24          (8)
   Gain on disposition of assets, net                                            (8)        (10)
   Write-downs of investments                                                     0           0
   Changes in operating assets and liabilities:
     Trade receivables, net - third party and affiliates                        (23)        (45)
     Other receivables                                                           42          31
     Sale of trade receivables                                                    0          41
     Inventories                                                                (13)         (4)
     Trade payables - third party and affiliates                                (49)        (80)
     Other liabilities                                                          (50)        (65)
   Income taxes payable                                                         (97)         14
   Other, net                                                                    20          10
-----------------------------------------------------------------------------------------------
Net cash provided by operating activities                                       206         206

Investing activities of continuing operations:
   Capital expenditures on property plant and equipment                        (122)       (144)
   Acquisitions of businesses and purchases of investments                      (13)          0
   (Outflow) proceeds on sales of assets                                         10         (21)
   Proceeds and repayments of borrowings from
    disposal of discontinued operations                                           0           0
   Proceeds from sale of marketable securities                                  148         170
   Purchases of marketable securities                                          (182)       (173)
   Distributions from affiliates                                                  0          41
   Other, net                                                                    (2)         10
-----------------------------------------------------------------------------------------------
Net cash used in investing activities                                          (161)       (117)

Page: 12 of 21
Date: October 30, 2003

                                                              [LOGO OF CELANESE]

Financing activities of continuing operations:
   Short-term borrowings, net                                                     7        (127)
   Proceeds from long-term debt                                                   0          57
   Payments of long-term debt                                                   (93)         (2)
   Purchase of treasury stock                                                   (14)          0
   Dividend payments                                                            (22)          0
   Other, net                                                                     0           0
-----------------------------------------------------------------------------------------------
Net cash used in financing activities                                          (122)        (72)

   Exchange rate effects on cash                                                 (5)         (3)
-----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                            (82)         14
-----------------------------------------------------------------------------------------------

Cash and cash equivalents at beginning of year                                  118          45
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                       36          59
-----------------------------------------------------------------------------------------------

Net cash provided by (used in) discontinued operations:
   Operating activities                                                           0          11
   Investing activities                                                           0          (9)
   Financing activities                                                           0           0
-----------------------------------------------------------------------------------------------
Net cash provided by discontinued operations                                      0           2
===============================================================================================

    Cash flow provided by operating activities remained flat at Euro 206 million for the first nine months of 2003 and 2002. Cash flow provided by operating activities includes a net cash inflow for special charges of Euro 48 million, higher net income and lower year-to-date pension contributions. These factors were offset mostly by increased tax payments and lower equity income from affiliates in 2003 due to a special dividend from an affiliate of Euro 51 million received in 2002. Additionally, trade working capital benefited from the sale of trade receivables of Euro 41 million in 2002. The net cash inflow for special charges primarily reflects insurance recoveries of Euro 91 million relating to an arbitration award and settlement associated with the plumbing cases, which was partially offset by restructuring payments.

    Net cash used in investing activities was Euro 161 million for the first nine months of 2003 compared to Euro 117 million in the first nine months of 2002. The increased use of cash resulted from the receipt of Euro 41 million in returns of capital from investments in non-consolidated InfraServ companies in the first nine months of 2002. There was also an increase in 2003 in the net cash outflow for the purchase of marketable securities of Euro 31 million. Partially offsetting these effects were Euro 22 million in lower capital expenditures, primarily in the Ticona and Chemical Intermediates segments, in 2003, and the absence of a cash outflow associated with the sale of InfraServ GmbH & Co. Deponie Knapsack KG, which occurred in 2002.

    Net cash used in financing activities was Euro 122 million in the first nine months of 2003 compared to Euro 72 million for the first nine months of 2002. The increase in cash used by financing activities in 2003 primarily reflects higher net repayments of debt, dividend payments and the purchase of treasury stock.

Page: 13 of 21
Date: October 30, 2003

                                                              [LOGO OF CELANESE]

Factors Affecting Third-Quarter 2003 Segment Sales

in percent                       Volume   Price    Currency     Other    Total
------------------------------------------------------------------------------
   Acetyl Products(1)                 5       7         -11        15       16
   Chemical Intermediates             2       4          -8         0       -2
   Acetate Products                   4       0         -13         0       -9
   Technical Polymers Ticona          5      -2          -7         0       -4
   Performance Products              -2     -10           0         0      -12
------------------------------------------------------------------------------
   Segment total                      4       3         -10         7        4
==============================================================================

(1)     Other reflects the acquisition of the emulsions business on December 31,
        2002

Factors Affecting Nine-Month 2003 Segment Sales

in percent                       Volume   Price    Currency     Other    Total
------------------------------------------------------------------------------
   Acetyl Products                   -1      15         -14        14       14
   Chemical Intermediates            -4       8         -10         0       -6
   Acetate Products                   1       1         -17         0      -15
   Technical Polymers Ticona          5      -2          -9         0       -6
   Performance Products               8     -15           0         0       -7
------------------------------------------------------------------------------
   Segment total                      0       7         -12         6        1
==============================================================================

Page: 14 of 21
Date: October 30, 2003

                                                              [LOGO OF CELANESE]

Net Sales
                                                      Chg.
in Euro millions              Q3 2003    Q3 2002      in %    9M 2003   9M 2002
-------------------------------------------------------------------------------
   Acetyl Products                538        465        16      1,625     1,429
   Chemical Intermediates         209        213        -2        641       681
   Acetate Products               146        160        -9        430       504
   Technical Polymers Ticona      174        182        -4        548       585
   Performance Products            37         42       -12        117       126
------------------------------------------------              -----------------
Segment total                   1,104      1,062         4      3,361     3,325
   Other activities                14         15        -7         39        52
   Intersegment eliminations      (45)       (39)       15       (138)     (121)
------------------------------------------------              -----------------
Total                           1,073      1,038         3      3,262     3,256
===============================================================================

Operating Profit (Loss)
                                                      Chg.
in Euro millions              Q3 2003      Q3 2002    in %    9M 2003   9M 2002
-------------------------------------------------------------------------------
   Acetyl Products                 22         51       -57        100        97
   Chemical Intermediates           1        (10)     n.m.         (9)      (28)
   Acetate Products                 0         10      -100          6        17
   Technical Polymers Ticona        3         10       -70        118        33
   Performance Products           (61)        15      n.m.        (48)       40
------------------------------------------------              -----------------
Segment total                     (35)        76      n.m.        167       159
   Other activities               (25)        (7)     >100        (59)      (41)
------------------------------------------------              -----------------
Total                             (60)        69      n.m.        108       118
===============================================================================

Special Charges in Operating Profit (Loss)
                                                      Chg.
in euro millions              Q3 2003    Q3 2002      in %    9M 2003   9M 2002
-------------------------------------------------------------------------------
   Acetyl Products                  0          0         0          0        (1)
   Chemical Intermediates          (1)         0      n.m.          0        (2)
   Acetate Products                 0          0         0          0         0
   Technical Polymers Ticona        3         (2)     n.m.         91        (2)
   Performance Products           (74)         0      n.m.        (84)        0
------------------------------------------------              -----------------
Segment total                     (72)        (2)     >100          7        (5)
   Other activities                 0          0         0          0         0
------------------------------------------------              -----------------
Total                             (72)        (2)     >100          7        (5)
===============================================================================

Depreciation and Amortization Expense
                                                      Chg.
in Euro millions              Q3 2003    Q3 2002      in %    9M 2003   9M 2002
-------------------------------------------------------------------------------
   Acetyl Products                 26         25         4         85        83
   Chemical Intermediates          10         12       -17         32        39
   Acetate Products                13         14        -7         38        45
   Technical Polymers Ticona       12         14       -14         39        42
   Performance Products             2          2         0          5         5
------------------------------------------------              -----------------
Segment total                      63         67        -6        199       214
   Other activities                 2          2         0          6         4
------------------------------------------------              -----------------
Total                              65         69        -6        205       218
===============================================================================

Page: 15 of 21
Date: October 30, 2003

                                                              [LOGO OF CELANESE]

Earnings (Loss) from Continuing Operations Before Tax and Minority Interests

                                                      Chg.
in Euro millions              Q3 2003    Q3 2002      in %    9M 2003   9M 2002
-------------------------------------------------------------------------------
   Acetyl Products                 31         56       -45        123       109
   Chemical Intermediates           1        (10)     n.m.         (9)      (28)
   Acetate Products                 0         10      -100         10        30
   Technical Polymers Ticona       12         15       -20        156        44
   Performance Products           (61)        15      n.m.        (48)       40
------------------------------------------------              -----------------
Segment total                     (17)        86      n.m.        232       195
   Other activities               (29)       (25)     n.m.        (53)      (69)
------------------------------------------------              -----------------
Total                             (46)        61      n.m.        179       126


Stock Appreciation Rights
(Expense) Income

                                                      Chg.
in Euro millions              Q3 2003    Q3 2002      in %    9M 2003   9M 2002
-------------------------------------------------------------------------------
   Acetyl Products                 (5)         3      n.m.         (6)        0
   Chemical Intermediates          (3)         3      n.m.         (3)        0
   Acetate Products                (2)         1      n.m.         (2)        0
   Technical Polymers Ticona       (8)         5      n.m.         (8)        2
   Performance Products            (1)         1      n.m.         (1)        0
------------------------------------------------              -----------------
Segment total                     (19)        13      n.m.        (20)        2
   Other activities               (14)         6      n.m.        (15)        2
------------------------------------------------              -----------------
Total                             (33)        19      n.m.        (35)        4


Capital Expenditures

                                                      Chg.
in Euro millions              Q3 2003    Q3 2002      in %    9M 2003   9M 2002
-------------------------------------------------------------------------------
   Acetyl Products                 17          9        89         39        27
   Chemical Intermediates           8         13       -38         28        42
   Acetate Products                 9          6        50         23        17
   Technical Polymers Ticona       11          9        22         30        51
   Performance Products             0          1      -100          1         2
------------------------------------------------              -----------------
Segment total                      45         38        18        121       139
   Other activities                 0          0         0          1         5
------------------------------------------------              -----------------
Total                              45         38        18        122       144


Additional Information

                                                      Chg.
                              Q3 2003    Q3 2002      in %    9M 2003   9M 2002
-------------------------------------------------------------------------------
Exchange rates (Euro/$):
   Period ending rate          0.8582     1.0142       -15     0.8582    1.0142
   Average rate                0.8891     1.0165       -13     0.8995    1.0781

Page: 16 of 21
Date: October 30, 2003

                                                              [LOGO OF CELANESE]

Acetyl Products

                                                                 Chg.
in Euro millions                         Q3 2003   Q3 2002       in %   9M 2003     9M 2002
-------------------------------------------------------------------------------------------
Net sales                                    538       465         16     1,625       1,429
Operating profit                              22        51        -57       100          97
Operating margin                             4.1%     11.0%                 6.2%        6.8%

Special charges                                0         0          0         0          (1)
Earnings from continuing operations
 before tax and minority interests            31        56        -45       123         109
Depreciation and amortization                 26        25          4        85          83
Capital expenditures                          17         9         89        39          27
-------------------------------------------------------------------------------------------

     Acetyl Products' net sales increased by 16% to Euro 538 million from the comparable quarter in 2002, mainly reflecting a change in the composition of the segment due to the inclusion of the emulsions business (+15%). Higher pricing (+7%) and improved volumes (+5%) were largely offset by unfavorable currency movements (-11%).

     Higher selling prices for most products, including vinyl acetate monomer and acetic acid, did not offset significantly higher raw material costs, particularly natural gas. Volumes rose mainly for vinyl acetate monomer in Asia and North America, and for acetic acid and acetate esters, primarily in Asia. Acetic acid volumes were comparably higher this quarter mainly due to last year's supply interruption of a major raw material. These increases were partially offset by lower polyvinyl alcohol volumes in North America.

     Operating profit decreased from Euro 51 million to Euro 22 million in the third quarter of 2003 as higher raw material costs outweighed higher selling prices. Higher energy costs and maintenance turnaround expenses also pressured operating profit. Compared to the second quarter 2003, forward natural gas contracts kept costs high.

     Operating profit as a percentage of net sales decreased to 4.1% from 11.0% in the third quarter of 2002.

Page: 17 of 21
Date: October 30, 2003

                                                              [LOGO OF CELANESE]

Chemical Intermediates

                                                                           Chg.
in Euro millions                                   Q3 2003    Q3 2002      in %     9M 2003    9M 2002
------------------------------------------------------------------------------------------------------
Net sales                                              209        213        -2         641        681
Operating profit (loss)                                  1        (10)     n.m.          (9)       (28)
Operating margin                                       0.5%      n.m.                  n.m.       n.m.
Special charges                                         (1)         0      n.m.           0         (2)
Earnings (loss) from continuing operations
 before tax and minority interests                       1        (10)     n.m.          (9)       (28)
Depreciation and amortization                           10         12       -17          32         39
Capital expenditures                                     8         13       -38          28         42
------------------------------------------------------------------------------------------------------

    Net sales of Chemical Intermediates decreased by 2% to Euro 209 million from the comparable period last year, as higher pricing (+4%) and volumes (+2%) did not offset unfavorable currency effects (-8%).

     Acrylates pricing improved from last year's levels due to improved market conditions, particularly in North America. Volumes were also higher on additional business and inter-segment sales to the newly acquired emulsions business. Pricing and volumes for specialty products were lower as a result of competitive pressure in Europe.

     Operating profit increased to Euro 1 million from a loss of Euro 10 million, reflecting higher selling prices for acrylates and lower raw material costs, mainly for propylene. The improvement in operating profit also included cost savings associated with productivity measures, which were partially offset by higher energy costs.

     Operating profit as a percentage of net sales improved to 0.5% as compared to an operating loss in the comparable period.

Acetate Products

                                                                           Chg.
in Euro millions                                   Q3 2003    Q3 2002      in %     9M 2003    9M 2002
------------------------------------------------------------------------------------------------------
Net sales                                              146        160        -9         430        504
Operating profit                                         0         10      -100           6         17
Operating margin                                       0.0%       6.3%                  1.4%       3.4%
Special charges                                          0          0         0           0          0
Earnings from continuing operations
 before tax and minority interests                       0         10      -100          10         30
Depreciation and amortization                           13         14        -7          38         45
Capital expenditures                                     9          6        50          23         17
------------------------------------------------------------------------------------------------------

     Acetate Products' net sales in the third quarter of 2003 declined by 9% to Euro 146 million compared to the third quarter of 2002 as higher volumes (+4%) did not offset unfavorable currency movements (-13%).

Page: 18 of 21
Date: October 30, 2003

                                                              [LOGO OF CELANESE]

     Filament volumes rose as the result of stronger sales to textile markets in Mexico and Asia, while tow volumes decreased slightly. Higher average pricing for tow offset lower average pricing for filament resulting from changes in customer mix.

     Operating profit declined to breakeven from Euro 10 million in the same period last year. Improved volumes were outweighed by higher raw material and energy costs as well as costs associated with the transition to new supply sources for wood pulp. Expenses relating to the transition to new wood pulp suppliers are expected to continue until the end of this year.

     Operating profit as a percentage of net sales decreased to 0% compared to 6.3% in the third quarter of 2002.

Technical Polymers Ticona

                                                                           Chg.
in Euro millions                                   Q3 2003    Q3 2002      in %     9M 2003    9M 2002
------------------------------------------------------------------------------------------------------
Net sales                                              174        182        -4         548        585
Operating profit                                         3         10       -70         118         33
Operating margin                                       1.7%       5.5%                 21.5%       5.6%
Special charges                                          3         (2)     n.m.          91         (2)
Earnings from continuing operations
 before tax and minority interests                      12         15       -20         156         44
Depreciation and amortization                           12         14       -14          39         42
Capital expenditures                                    11          9        22          30         51
------------------------------------------------------------------------------------------------------

     Net sales for Ticona decreased by 4% to Euro 174 million compared to the third quarter of 2002 as volume increases (5%) were more than offset by unfavorable currency effects (-7%) and lower pricing (-2%).

     Volumes increased in most business lines, particularly in GUR (R) ultra high molecular weight polyethylene and polyacetal. These increases were partly offset by lower demand for polyester in both North America and Europe and for nylon in the United States. The decline in pricing was mainly due to continued competitive pressure in polyacetal.

     Operating profit decreased to Euro 3 million from Euro 10 million in the same period last year, as higher volumes did not offset an increase in stock appreciation rights expense, the decline in pricing and higher energy costs. In special charges, income of Euro 3 million primarily reflects insurance recoveries related to the plumbing cases.

     Operating profit as a percentage of net sales declined to 1.7% from 5.5% in the comparable quarter last year.

Page: 19 of 21
Date: October 30, 2003

                                                              [LOGO OF CELANESE]

Performance Products

                                                                           Chg.
in Euro millions                                   Q3 2003    Q3 2002      in %     9M 2003    9M 2002
------------------------------------------------------------------------------------------------------
Net sales                                               37         42       -12         117        126
Operating profit (loss)                                (61)        15      n.m.         (48)        40
Operating margin                                      n.m.       35.7%                 n.m.       31.7%
Special charges                                        (74)         0      n.m.         (84)         0
Earnings (loss) from continuing operations
 before tax and minority interests                     (61)        15      n.m.         (48)        40
Depreciation and amortization                            2          2         0           5          5
Capital expenditures                                     0          1      -100           1          2
------------------------------------------------------------------------------------------------------

     Net sales for the Performance Products segment, consisting of the Nutrinova food ingredients business, decreased by 12% to Euro 37 million due to lower pricing (-10%) and lower volumes (-2%).

     Significantly lower sorbates volumes due to competitive pressure from Asian producers were partially offset by strong volume growth for Sunett (R) sweetener in the U.S. and European beverage and confectionary markets. Pricing declined on lower unit selling prices of Sunett associated with higher volumes and pricing pressure in sorbates resulting from worldwide overcapacity.

     Operating profit declined from Euro 15 million to a loss of Euro 61 million primarily due to special charges of Euro 74 million, related to a decision by the European Commission for antitrust matters in the sorbates industry.

Other Activities

     Net sales of Other Activities decreased by Euro 1 million to Euro 14 million in the third quarter of 2003, primarily reflecting lower third party sales by the captive insurance companies.

     The operating loss rose to Euro 25 million compared to Euro 7 million in the same period of 2002 as an increase of Euro 20 million in accruals relating to stock appreciation rights was partly offset by income of approximately
Euro 10 million recorded by the captive insurance companies mainly due to a reduction in loss reserves resulting from expired policies and actuarial revaluations.

Page: 20 of 21
Date: October 30, 2003

                                                              [LOGO OF CELANESE]

Outlook

     Uneven demand conditions across most of our businesses, continued high raw material and energy costs, as well as a strong euro exchange rate versus the dollar are expected to weigh on results. As a result, operating profit for the fourth quarter of 2003 is expected to be lower than the comparable period last year. For the full year, our view of the ongoing business remains unchanged. However, considering the unanticipated special charges associated with sorbates, we now believe 2003 operating profit will be lower than last year.

     Despite some improving economic indicators, visibility for the beginning of 2004 remains limited. In the present environment, we will continue to focus on productivity and financial soundness as leading priorities.

       The Board of Management
       Kronberg/Ts.
       October 30, 2003

Page: 21 of 21
Date: October 30, 2003

                                                              [LOGO OF CELANESE]

Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the actual and expected length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

Upcoming events

    Fourth quarter 2003 results to be published on February 26, 2004. Full year 2003 results to be published on March 11, 2004.

Investor Relations

    Todd Elliott
    Phone: +49 69 305 83199 Fax: +49 69 305 83195
    T.Elliott@Celanese.com

    Andrea Stine
    Phone: +1 908 522 7784 Fax: +1 908 522 7583
    A.Stine@Celanese.com

    Oliver Stratmann
    Phone: +49 69 305 4139 Fax: +49 69 305 83195
    O.Stratmann@Celanese.com